Greenberg Traurig, LLP, MetLife Building, 200 Park Avenue, New York, New York 10166

Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com
April 24, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Odyne Corporation
Registration Statement on Form S-1, as amended
(File No. 333-148247) (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Odyne Corporation, a Delaware corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 2 to the captioned Registration Statement on Form S-1, No. 333-148247 (the “Amendment”), for the registration of shares of Odyne’s common stock under a selling stockholder resale prospectus, which has been marked to reflect the changes effected in the Registration Statement by the Amendment.

The Amendment responds to a comment received from the staff of the Commission earlier today concerning the terms of Odyne’s outstanding 10% senior secured convertible debentures. The revisions requested by the staff are reflected on pages 41, 42 and 46 of the Amendment.

As we have previously advised the staff, pursuant to Rule 461 of Regulation C of the Securities Act of 1933, Odyne has filed its request with the staff of the Commission for acceleration of effectiveness of the Registration Statement to 4:00 p.m. on Friday, April 25, 2008, or as soon thereafter as practicable.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at 212-801-9221.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosures

cc:	Amanda McManus, Esq.
Branch Chief

Daniel H. Morris, Esq.
Mr. Joshua A. Hauser